SECURITI[...]ISSION

06006677

AB 3/27/06

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RECD S.E.C.
FEB 28 2006
503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford (City) CT (State) 06905-4317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804) 281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Brokerage Corporation as of *December 31, 2005*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL BROKERAGE CORPORATION

Statements of Financial Condition

December 31, 2005 and 2004

(Dollar amounts in thousands, except share amounts)

Assets		2005	2004
Cash and cash equivalents	$	2,409	468
Commissions receivable		1,032	1,036
Receivable from affiliates		—	1,000
Current income tax receivable from affiliate		15	—
Other assets		135	20
Total assets	$	3,591	2,524
Liabilities and Shareholder's Interest			
Liabilities:			
Accounts payable and accrued liabilities	$	7	9
Payable to affiliates		297	299
Current income taxes payable to affiliate		—	281
Total liabilities		304	589
Shareholder's interest:			
Common stock ($1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding)		10	10
Additional paid-in capital		1,925	1,925
Retained earnings		1,352	—
Total shareholder's interest		3,287	1,935
Total liabilities and shareholder's interest	$	3,591	2,524

See accompanying notes to financial statements.